UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For xx February 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony's production guidance for the March 2014 quarter

Johannesburg. Wednesday, 26 March 2014. Harmony Gold Mining Company Limited ("Harmony" or the "Company") advises that gold production for the quarter ended March 2014 will be 12% to 15% lower than the previous quarter.

Production stoppages at Doornkop due to the accident in February 2014, flooding of the shaft bottom at Joel and a slower turnaround at Kusasalethu have contributed to lower production quarter on quarter. Production at Steyn 2 was suspended six months earlier than its original life of mine plan, due to the safety risk that seismicity in the working areas posed.

Harmony's results for the quarter ended 31 March 2014 will be released via webcast on Tuesday, 6 May 2014. Please refer to our website, http://www.harmony.co.za/investors, for dial-in and webcast details.

ends.

Issued by Harmony Gold Mining Company Limited

26 March 2014

For more details contact:

Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February x, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director